Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS Pop Media Group, LLC As of March 31, 2015 and 2014, and for Each of the Three Fiscal Years Ended March 31, 2015 With Report of Independent Auditors

Pop Media Group, LLC
Consolidated Financial Statements
As of March 31, 2015 and 2014, and for Each of the
Three Fiscal Years Ended March 31, 2015

Report of Independent Auditors
The Board of Managers
Pop Media Group, LLC
We have audited the accompanying consolidated financial statements of Pop Media Group, LLC, which comprise the consolidated balance sheets as of March 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three fiscal years ended March 31, 2015, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pop Media Group, LLC at March 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three fiscal years ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP
Los Angeles, California
May 21, 2015

Pop Media Group, LLC

Consolidated Balance Sheets
(In thousands)

	March 31
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$10,801	$9,184
Accounts receivable, net of allowances for doubtful accounts	14,742	12,736
Programming costs, net	6,512	3,428
Prepaid expenses and other current assets	760	1,802
Total current assets	32,815	27,150

Noncurrent assets:
Property and equipment, net	9,274	10,928
Programming costs, net	—	937
Amortizable intangible assets, net	25,706	30,935
Goodwill	152,034	152,034
Other assets	971	1,177
Total assets	$220,800	$223,161

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$10,530	$12,985
Due to related parties	7,299	7,537
Capital lease obligation	1,287	1,206
Deferred revenue	1,863	1,414
Accrued programming costs	5,069	7,511
Total current liabilities	26,048	30,653

Noncurrent liabilities:
Deferred rent	1,149	1,222
Due to related parties	839	2,169
Capital lease obligation	4,912	6,199
Deferred revenue	296	1,281
Accrued programming costs	—	1,463
Mandatorily redeemable preferred units	399,247	325,204
Total liabilities	432,491	368,191

Commitments and contingent liabilities

Members’ deficit	(211,691)	(145,030)
Total liabilities and members’ deficit	$220,800	$223,161

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Operations
(In thousands)

	Year Ended March 31
	2015	2014	2013
Revenues:
Advertising, including related-party advertising of $1,230, $1,869, and $2,053, respectively	$54,689	$49,382	$44,200
Subscriber fees	24,192	24,086	24,115
Other, including related-party revenue of $0, $4,798, and $480, respectively	167	4,939	643
Total revenues	79,048	78,407	68,958

Cost of services:
Programming, including related-party programming of $9,446, $7,702, and $10,513, respectively	38,677	36,704	45,124
Other direct costs	80	162	226
Total cost of services	38,757	36,866	45,350

Other expenses:
Advertising	19,708	13,631	10,093
Selling, general and administrative, including related-party expenses of $3,218 $1,497, and $1,131, respectively	29,816	30,336	26,554
Depreciation and amortization	7,814	8,031	8,439
Total other expenses	57,338	51,998	45,086

Operating loss	(17,047)	(10,457)	(21,478)
Other income, net	(385)	1,213	9
Interest expense, net	(49,229)	(41,547)	(35,601)
Net loss from continuing operations	(66,661)	(50,791)	(57,070)

Loss from operations of discontinued business component (TV Guide Online Holdings, LLC)	—	(2,799)	(8,139)
Net loss	$(66,661)	$(53,590)	$(65,209)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Changes in Members’ Deficit
(In thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2012	102	$81,540	$(97,935)	$(16,395)
Share-based compensation	—	251	—	251
Net loss	—	—	(65,209)	(65,209)
Balance at March 31, 2013	102	81,791	(163,144)	(81,353)
Distribution to members of TV Guide Online Holdings, LLC	—	—	(10,087)	(10,087)
Net loss	—	—	(53,590)	(53,590)
Balance at March 31, 2014	102	81,791	(226,821)	(145,030)
Net loss	—	—	(66,661)	(66,661)
Balance at March 31, 2015	102	$81,791	$(293,482)	$(211,691)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31
	2015	2014	2013
Operating activities
Net loss	$(66,661)	$(53,590)	$(65,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,814	8,231	13,850
Loss (gain) on sale of property and equipment	391	(1,213)	(15)
Amortization of programming costs	23,782	19,979	28,548
Allowance for doubtful accounts	(282)	133	(382)
Share-based compensation	—	—	251
Interest accretion on preferred units and 10% dividend	48,543	40,342	33,950
Changes in operating assets and liabilities:
Accounts receivable	(1,724)	(595)	1,996
Programming costs	(25,929)	(14,174)	(10,303)
Prepaid expenses and other assets	1,032	(72)	199
Accounts payable and other accrued liabilities	(2,455)	1,248	135
Due to related parties	(1,568)	(3,804)	(128)
Deferred rent	(73)	1,079	(125)
Deferred revenue	(536)	(858)	(1,359)
Accrued programming costs	(3,905)	(5,806)	(6,817)
Net cash used in operating activities	(21,571)	(9,100)	(5,409)

Investing activities
Proceeds from sale of property and equipment	19	68	28
Additions to property and equipment	(1,341)	(4,256)	(713)
Net cash used in investing activities	(1,322)	(4,188)	(685)

Financing activities
Principal payments of capital lease obligations	(1,206)	(1,099)	(1,007)
Principal receipts from capital lease of property and equipment	216	212	—
Capital contribution from Preferred Unit holders	25,500	17,500	3,000
Net cash provided by financing activities	24,510	16,613	1,993

Net change in cash and cash equivalents	1,617	3,325	(4,101)
Cash and cash equivalents at beginning of year	9,184	5,859	9,960
Cash and cash equivalents at end of year	$10,801	$9,184	$5,859

Noncash investing and financing activities
Addition of property and equipment through capital lease	$—	$166	$—
Capital lease of property and equipment to a lessee	$—	$1,365	$—

See accompanying notes.

Pop Media Group, LLC
Notes to Consolidated Financial Statements
March 31, 2015
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
Pop Media Group, LLC, a limited liability company (“the Company” or “Pop”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. Formerly known as TV Guide Entertainment Group, LLC, in January 2015, the Company was rebranded as Pop, a multi-platform destination dedicated to celebrating the fun of being a fan. The Company includes the operations of its consolidated subsidiaries, which include Pop Network, Pop Broadband, and Pop Network On Demand. The Company conducts substantially all of its business in the United States.
Pop is an entertainment network that features a mix of original and licensed series, specials, and movies. The Company also provides television guidance-related programming as well as localized program listings and descriptions. Pop Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. Pop Network On Demand and Pop Broadband are advertiser-supported, video-on-demand services featuring short- and long-form entertainment programs.
Organization and Basis of Presentation
Since 2009, the Company had been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank, N.A. Originally, Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company’s membership interests consisted of 51,000 Preferred Units and 51,000 B‑1 Common Units issued to Lions Gate, and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP’s 49% interest in the Company and purchased an additional 1% of Lions Gate’s interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS, and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS. Following the transaction, Lions Gate and CBS each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

1. Description of Business, Organization and Basis of Presentation, and Liquidity (continued)
On May 31, 2013, the Company distributed the assets and liabilities of TV Guide Online Holdings, LLC (“TVGuide.com”), then a wholly owned subsidiary of the Company, to another entity owned by the Company’s members. A subsidiary of CBS Corporation then purchased Lions Gate’s ownership share of TVGuide.com. As a result of this transaction, the Company’s financial information for fiscal years prior to May 31, 2013, has been revised to reflect the operating results of TVGuide.com as a discontinued operation. Accordingly, all revenues and expenses from TVGuide.com in all fiscal years presented are reflected on a net basis within discontinued operations in the consolidated statements of operations.
Liquidity
The members have entered into commitments to support, if required, the Company’s ability to continue as a going concern through March 31, 2016. After considering these commitments, management expects there to be sufficient operating cash flow to sustain the operations of the Company. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior year’s financial statements to conform to classifications in the current year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues
Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized for the actual audience impressions delivered. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides additional advertising time to the advertiser until the minimum audience guarantees have been met. A liability is recorded for the amount of the contractual fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees
The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for subscriber fees, generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of Pop Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party’s network. Barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.
For the fiscal years ended March 31, 2015, 2014, and 2013, the Company recognized barter revenues and expenses of $0.05 million, $0.25 million, and $0.04 million, respectively; such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.
Advertising Expenses
Marketing and promotion costs to promote the Company’s distribution platforms are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the year and at fiscal year-end, cash balances held at financial institutions were in excess of federally insured limits.
Programming Costs
For programs produced by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
For acquired programs, the cost of acquired programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments. Capitalized costs of programs acquired are allocated to the estimated number of projected runs over the program license period and subsequently amortized as those runs are aired. Acquired programming costs are stated at the lower of unamortized cost or net realizable value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization are removed from the Company’s consolidated financial statements with the resulting gain or loss reflected in the Company’s results of operations. Repairs and maintenance expenses are expensed as incurred.
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture and fixtures	3 - 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5 - 11 years

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in the fiscal year 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value.
The Company first assesses qualitative factors to determine whether events or circumstances lead to the determination that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company performs the two-step impairment test. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2015 and 2014. No goodwill impairment was identified.
Other Assets
Other assets include noncurrent prepaid expenses, security deposits, and a lease receivable for certain property and equipment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Share-Based Compensation
The Company measures all share-based awards using a fair value method and recognizes the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies); therefore, any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amounts of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the fiscal years ended March 31, 2015, 2014, and 2013, included in selling, general, and administrative expenses. The Company paid $20,900, $32,600, and $19,300 in taxes for the fiscal years ended March 31, 2015, 2014, and 2013, respectively.
The Company’s tax returns and the amount of allocable profit or loss are subject to examination by federal taxing authorities for the year ended March 31, 2012, and forward, and by state taxing authorities for the year ended March 31, 2011, and forward. If such examinations result in changes to the Company’s profits or losses, the income tax liability of the members may also change.
Fair Value of Financial Instruments
Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the number of program runs for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming costs, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the fiscal years ended March 31, 2015, 2014, and 2013, no single customer generated revenues in excess of 10% of total revenues. As of March 31, 2015 and 2014, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectability. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.
A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update relating to the recognition of revenue from contracts with customers, which will supersede most current U.S. GAAP revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance, as issued, will be effective for the fiscal year beginning April 1, 2018, and can be applied either retrospectively or under a cumulative-effect transition method. The Company is currently evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2015 through the date of issuance, May 21, 2015. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.
3. Accounts Receivable

Accounts receivable consists of the following (in thousands):

	March 31
	2015	2014

Accounts receivable	$15,912	$14,188
Allowance for doubtful accounts	(1,170)	(1,452)
Accounts receivable, net	$14,742	$12,736

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

4. Property and Equipment
Property and equipment consists of the following (in thousands):

	March 31
	2015	2014

Equipment under capital lease	$12,231	$12,231
Furniture and fixtures	1,130	1,042
Computer equipment and software	3,280	4,991
Machinery and equipment	2,001	4,535
Leasehold improvements	3,037	3,715
	21,679	26,514
Less accumulated depreciation and amortization	(12,405)	(15,586)
Property and equipment, net	$9,274	$10,928

Depreciation and amortization expense related to property and equipment was $2.6 million, $2.7 million, and $3.5 million for the years ended March 31, 2015, 2014, and 2013, respectively, including amortization of equipment under capital lease of $1.2 million in each year. Accumulated amortization of equipment under capital lease was $7.0 million and $5.8 million at March 31, 2015 and 2014, respectively. Unamortized capitalized software costs, net of accumulated depreciation, were nil and $0.1 million as of March 31, 2015 and 2014, respectively.
5. Programming Costs

Programming costs consist of the following (in thousands):

	March 31
	2015			2014
	Current	Noncurrent	Total	Current	Noncurrent	Total

Acquired programming costs	$6,266	$—	$6,266	$3,392	$937	$4,329
In-house programming costs	246	—	246	36	—	36
	$6,512	$—	$6,512	$3,428	$937	$4,365

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

5. Programming Costs (continued)

The acquired programming costs balance at March 31, 2015, reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license agreements that will be accepted in future periods. Amortization expense related to acquired programming costs for the fiscal years ended March 31, 2015, 2014, and 2013, was $23.8 million, $20.0 million, and $28.5 million, respectively, which includes impairment costs of $4.5 million, $6.6 million, and $13.4 million for the fiscal years ended March 31, 2015, 2014, and 2013, respectively.
The in-house programming costs balance consists of all capitalized costs for episodes in production or completed but not aired as of March 31, 2015 and 2014.
6. Amortizable Intangible Assets
Amortizable intangible assets consist of customer relationships (in thousands) as follows:

	Weighted-		March 31
	Average	Range of	2015			2014
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	5	1 - 5	$58,440	$(32,734)	$25,706	$58,440	$(27,505)	$30,935

The aggregate amount of amortization expense associated with the Company’s intangible assets for the fiscal years ended March 31, 2015, 2014, and 2013, was $5.2 million, $5.5 million, and $10.4 million, respectively. The estimated aggregate amortization expense for each of the fiscal years ending March 31, 2016 through 2019, is $5.2 million, and, for the fiscal year ending March 31, 2020, is $4.8 million.
An impairment loss of $3.6 million was recorded in the year ended March 31, 2013, relating to customer relationships after they were determined to be not recoverable. This loss is included in depreciation and amortization on the consolidated statement of operations. To determine the fair value, the Company employed a discounted cash flow methodology with assumptions for cash flows using a discount rate commensurate with the associated risk (Level 2).

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

7. Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2015	2014

Accounts payable	$3,401	$3,010
Payroll-related accruals	2,047	2,233
Minimum audience guarantees	1,656	1,962
Advertising accruals	1,639	3,688
Customer credits	377	567
Deferred rent	246	258
Other	1,164	1,267
	$10,530	$12,985

8. Accrued Programming Costs
Accrued programming costs at March 31, 2015 and 2014, represent the present value of payments remaining on delivered episodes using a discount rate of 3.25%.
At March 31, 2015, the Company has accrued for programming costs of $5.1 million, including de minimis imputed interest, all of which is payable in the fiscal year ending March 31, 2016.
Accrued programming costs represent future minimum payments, as required by contracted license agreements, relating to the purchase of programming which has been delivered as of March 31, 2015. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

9. Long-Term Obligations
Lease Obligations

Future minimum lease payments under capital and noncancelable operating leases at March 31, 2015, are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending March 31:
2016	$1,658	$1,492
2017	1,636	1,579
2018	1,600	1,533
2019	1,600	1,401
2020	667	612
Thereafter	—	951
Total future minimum lease payments	7,161	7,568
Less amount representing interest at 6.65% and 3.25% for capital and operating leases, respectively	962	—
Net future minimum lease payments	$6,199	$7,568

The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon the expiration of current terms. The Company’s primary facilities are located in Playa Vista, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $1.6 million, $1.9 million, and $3.2 million for each of the fiscal years ended March 31, 2015, 2014, and 2013, respectively. This excludes rent of nil, $0.4 million, and $0.5 million for the fiscal years ended March 31, 2015, 2014, and 2013, respectively, for studio production facilities recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the fiscal years ending March 31, 2016, 2017, 2018, 2019, 2020, and thereafter are $1.1 million, $1.1 million, $1.1 million, $1.1 million, $0.3 million, and nil, respectively, relating to service, music rights, and data license agreements. The Company also has contractual commitments of $5.9 million, $2.9 million, $1.0 million, $0.7 million, and nil for the fiscal years ending March 31, 2016, 2017, 2018, 2019, and 2020, respectively, to be paid to related parties for acquired programming, as discussed in Note 12; this includes imputed interest of $0.1 million and undelivered episodes of $5.6 million.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, Members' Deficit, and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 102,000 B-1 Common Units outstanding at March 31, 2015.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted through charges to interest expense up to their redemption amounts over the ten-year period to the redemption date. During the years ended March 31, 2015 and 2014, the Company paid no amounts to the Preferred Unit holders. During the fiscal year ended March 31, 2015, the Company received contributions of $25.5 million from the Preferred Unit holders.
The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $696.6 million at May 2019. The redemption value as of March 31, 2015, based on the stated value and the dividend earned through that date is $459.7 million. The Company estimates the fair value using a discounted cash flow analysis based on the expected cash flows. The analysis reflects the contractual terms, including the period to maturity at May 28, 2019, and uses a discount rate of 15.5% commensurate with the associated risk. The fair value at March 31, 2015 and 2014, is as follows (in thousands):

	March 31, 2015		March 31, 2014
	Carrying Value	Estimated Fair Value (Level 3)	Carrying Value	Estimated Fair Value (Level 3)

Mandatorily Redeemable Preferred Units	$399,247	$210,000	$325,204	$199,814

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, Members' Deficit, and Share-Based Compensation (continued)
The board of managers has authorized the issuance of up to 8,889 Series B‑2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vests if there is an exit event, as defined, with a return to members upon exit of between 350% and 500% or more of the Members’ investment. During the fiscal year ended March 31, 2012, the Company granted 3,556 B-2 Common Units to an employee. These units granted were valued at fair value at grant date and were being expensed as earned over the five-year vesting period until the employee separated from the Company in October 2012. There was no compensation expense for these units for the fiscal years ended March 31, 2015 and 2014, and $0.3 million for the fiscal year ended March 31, 2013.
11. Interest Expense

Interest expense, net (in thousands) consists of the following:

	Year Ended March 31
	2015	2014	2013
Interest expense:
Preferred Units and dividend accretion	$48,543	$40,342	$33,950
Equipment under capital lease	452	524	592
Acquired programming	275	723	1,066
	49,270	41,589	35,608
Interest income	(41)	(42)	(7)
Interest expense, net	$49,229	$41,547	$35,601
12. Related-Party Transactions
Amounts due to related parties totaled $8.1 million and $9.7 million at March 31, 2015 and 2014, respectively, including $4.8 million and $7.6 million due to Lions Gate and CBS for accrued programming costs at March 31, 2015 and 2014, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the fiscal years ended March 31, 2015, 2014, and 2013, under the agreements, the Company recognized $1.2 million, $1.9 million, and $2.1 million in advertising revenue, respectively.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

12. Related-Party Transactions (continued)
The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized $9.4 million, $7.7 million, and $10.5 million in programming expenses for the fiscal years ended March 31, 2015, 2014, and 2013, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the fiscal years ended March 31, 2015, 2014, and 2013, was $0.7 million, $0.7 million, and $0.8 million, respectively. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.2 million, $0.2 million, and $0.4 million for each of the fiscal years ended March 31, 2015, 2014, and 2013, respectively.
The Company received certain limited-run programming from CBS for which it paid no license fee.
13. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future operating results of the Company.
14. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees’ voluntary contributions up to $1,000 per employee through calendar year 2014. The discretionary match was increased to $2,500 effective calendar year 2015. The Company incurred charges of $0.1 million, for employer matching contributions to the plan for each of the fiscal years ended March 31, 2015, 2014, and 2013.
15. Supplemental Cash Flow Information
The Company paid $1.2 million, $1.6 million, and $0.8 million in interest for the fiscal years ended March 31, 2015, 2014, and 2013, respectively.